DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

121, AVENUE DES CHAMPS-ELY
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

[redacted]R'S DIRECT
50-4593
@DPW.COM

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-5201

May 16, 2007

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Connection details announcement for First Quarter 2007 unaudited results presentation and live conference call
- Quarterly Report for First Quarter 2007

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco/mek

Ines Velasco
Legal Assistant

Enclosure

By Hand Delivery

dlw 6/11

1Q 2007 UNAUDITED RESULTS PRESENTATION

CONFERENCE CALL

Wednesday, May 16th, 2007 (11:00h - Madrid time)

The event could be followed via conference call live, and the document will be available at the company's web site tomorrow before the presentation. (www.gamesa.es)

The connection details:

In English: +44 (0) 207 107 06 85
For recalling: +44 (0)207 108 62 07- Access code: **184639#**

En español: +34 91 789 51 34
Nº de la redifusión: 902 88 50 78– Código de acceso: **184638#**

Please, process any doubt about the event through the Investors Relation Team.

Contact Details:

Maite Bermejo + 34 94 431 76 11 mbermejo@gamesacorp.com

Beatriz García + 34 94 431 76 11 bgovejero@gamesacorp.com

File No. 82-5201



Gamesa, Quarterly Report

1st Quarter 2007

Madrid, May 16th 2007

Table of Contents

Gamesa

1Q 2007 Results

Gamesa

	% var. 1Q07 vs. 1Q06
Sales reach EUR 656 Mil.	+69%
EBITDA grows to EUR 74 Mil.	+33%
NFD / EBITDA ratio decreases to 2.2x	+42% Improvement

Acceptable results considering the seasonality, the new facilities' learning curve and supply chain delays.

Note: The figures presented are non audited. Data according to IFRS. Comparative results refer to the same period of the previous year

File No. 82-5201

Table of Contents

Gamesa

Highlights for the Period

International Growth ...

Gamesa

Gamesa positioned as the leading company in North African emerging markets:

- Opening of new Key Strategic Accounts:
  - NREA (241 MW of G5x in Egypt, EUR 280 Mil.)
  - ONE (140 MW of G5x in Morocco, EUR 209 Mil.)

→ Gamesa ranks as #1 WTG supplier in Egypt and Morocco

The United States and China contribute significantly to growth in the WTG activity

- The United States account for 26% of the MW installed in 1Q2007 vs. 3% in 1Q2006
- Increase of the % of MW installed in China

Wind Farm development agreements in China on track

- New agreements in Jilin are added to the Shandong agreements

... with new production centres ...

Gamesa

Activity keeps on growing:

- Increase in WTG installations (+33%) and Wind Farm deliveries (+188%) compared to 1Q2006

Production increase in the United States and China:

- 21% of nacelles and 20% of blades were manufactured outside Spain in 1Q2007

The new facilities maintain the pace of the start-up curve:

- **Activity in the United States in process of being consolidated**
  - Increase in production compared to 2006
  - Productivity improvements (reduction in hours and costs per unit)
- **Start-up of manufacturing activity in China**
  - Increase in production and continuous improvement of productivity at the nacelle facility
  - Start-up of the blade facility (650 MW capacity)

Gamesa

... and tackling new challenges.

... in the supply chain

- Delivery delays for critical components ➔ Spare parts stock outs
- Use of urgent transportation due to delivery delays
- Efficiency of equipment and construction and service means penalized

... in the availability of qualified staff for international growth

- Execution of international projects
- Training of local teams

...in the quick response to trouble shooting

- Implementation of new sources of supply in the United States and China
- Blade manufacturing incidents in the United States:
  - Analysis of affected blades at the facility, cause detection and launch of a correction program

Review of the Spanish Regulation

- Delays in Solar Farm sales due to uncertain outcome

File No. 82-5201

Table of Contents

Gamesa

File No. 82-5201

Business Units: WTG

The United States and China drive the increase in activity ...

Gamesa

Evolution of installed MW (1)



Acum. 2005 MW
Acum. 2006 MW
Acum. 2007 MW
FY07E
>15%
1Q07
+33%
485
364
306
818
558
1.394
849
2.402
1.316
1Q
2Q
3Q
4Q

Trend of sold MWe



669 MWe
sold
452 MWe
sold
+48%
20%
28%
1Q 2006
1Q 2007

- The United States and China account for 30% of installed MWs in 1Q2007
- Work in Progress covers the delivery commitments for the second half of the year

(1) Includes ExWorks MWs

Business Units: WTG

... and the growth trend is maintained with a temporary reduction in margins.

Gamesa

EUR Mil.	1Q2007	1Q2006	Variation
Sales	557	356	+57%
EBITDA / Sales	12%	16%	-4 p.p.
Net Income / Sales	2%	6%	-4 p.p.
W.C./ Sales	35%	53%	-18 p.p.
Investments	25	10	-

Main reasons:

- Start-up and the learning curve costs in the United States and China
- Increase in material and transportation costs
- Sale prices fixed in 2004
- Defective G87 blades manufactured in the United States

Note: The figures presented are non audited. Data according to IFRS.

Business Units: Wind Farms

The United States and Project Joint Management contributed to the growth in activity ...

Gamesa

Evolution of Delivered MW (1)


Acum. 2005 MW
Acum. 2006 MW
Acum. 2007 MW
FY07E
>50%
1Q07
+188%
144
50
39
128
44
203
72
477
243
1Q
2Q
3Q
4Q

Wind Farm sales' geographic mix (MWe)

1Q2006	1Q2007
40 MWe sold	72 MWe sold


Others
5%
Portugal
24%
Spain
46%
Italy
25%


Portugal
14%
EEUU
30%
Spain
56%

- USA contributed with 30% of MWe sold in 1Q2007
- Deliveries driven by Project Joint Management (112 MW)

(1) Includes Project Joint Management MWs

Business Units: Wind Farms

... with an improvement in margins due to an increase in sales.

Gamesa

EUR Mil.	1Q2007	1Q2006	Variation
Sales	78	48	+63%
EBITDA / Sales	10%	0%	+10 p.p.
Net Income	9	1	-
W.C./ Sales	68%	60%	+8 p.p.

Main reasons:

- Better Wind Farm development margins due to volume effect
- The final wind farm construction phase requires more working capital

(1) Pro-forma sales assuming 100% of the MW sold with (Provisional Acceptance Certificate PAC)
Note: The figures presented are non audited. Data according to IFRS.

While solar activity takes off

EUR Mil.	1Q2007	1Q2006	Variation
Sales	46	11	+318%
EBITDA / Sales	10%	5%	+5 p.p.
Net Income / Sales	6%	2%	+ 4p.p.
W.C./ Sales	41%	56%	-15 p.p.

Main reasons:

- **Consolidation of the solar activity:**
  - 13 MWp of projects sold
  - 11 MWp of works start-ups
- **Better margins due to volume effect**

Note: The figures presented are non audited. Data according to IFRS.

Table of Contents

Gamesa

The results maintain the 2008 strategic targets

Gamesa



+33%
15%
16%
12%
2.5x
2.2x

Growth

1Q07 / 1Q06
+33% EBITDA

Profitability

ROCE 1Q07 = 12%

Financial Strength

Net Debt / EBITDA = 2.2x in 1Q07

● 1Q2007
2008 Targets

Table of Contents

The quality of execution will be a key factor for reaching 2008 strategic targets

Gamesa

Acceptable economic results

Activity growth in all business units

Activity and productivity improvements in 1Q2007 are not enough to offset extra supply chain costs and maintain margins

The tackling of challenges and risks have specific action programs

Overcoming the learning curve and optimizing the supply chain will enable the 2008 margins target to be reached

Disclaimer

Gamesa

This material has been prepared by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, beliefs or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially from those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not be recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and forecasts included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.

English version for information purposes only. In case of doubt the Spanish version will prevail.

Gamesa. Investor Relations

Gamesa

About Gamesa

- Gamesa is a company specialised in renewable energies, mainly wind power. Gamesa is the market leader in Spain and China, and is positioned worldwide among the most important WTG manufacturers with a market share of 15% in 2006.
- In 2006, renewable energy activities took Gamesa's turnover up to EUR 2,401 Mil. with a workforce of 5,400 people.
- Up to 2006, Gamesa had installed more than 9,800 MW of its main product lines in 20 countries spread out over four continents. The annual equivalent of this production amounts to the electrical power consumption of a city like Madrid over six years, allowing for savings of 7.5 million petroleum equivalent tonnes / year and a reduction in CO_2 emissions of 51.9 tonnes / year.
- With a portfolio of more than 20,000 MW of wind farms in different phases of promotion in Europe, America and Asia and branches in 13 countries, Gamesa is positioned as one of the world's most important companies in wind farm promotion and development activities.
- In 2006, Gamesa has started-up seven new production facilities with a total investment of over EUR 104 Mil. Two of these are in Spain, four in the USA in the state of Pennsylvania and one in China in Tianjin province.

Investor Relations Team	+34 94 431 76 11
Maite Bermejo	mbermejo@gamesa.es
Beatriz Garcia	bgovejero@gamesa.es

END